

May 6, 2010

By facsimile to (202) 828-5393 and U.S. Mail

Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re:     India Globalization Capital, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed April 27, 2010
        File No. 333-163867

Dear Mr. Mukunda:

        We reviewed the filing and have the comments below.

General

1. Please disclose the principal amount of securities being offered. <u>See</u> Rule 430A of Regulation C under the Securities Act of 1933. Please refer also to Question and Answer 227.02 under Securities Act Rules in our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www.sec.gov for further guidance.

2. Because units will not be issued or certificated and only common stock and warrants issued and sold at separate prices, this does not appear to be an offering of units. Supplementally, please clarify the nature of this offering of units.

Prospectus' Outside Front Cover Page

3. Identify the other co-placement agent.

4. Please delete the term "reasonable" in describing your offering method.

5. Please disclose the agreement to issue additional warrants to your placement agent.

Where You Can Find More Information, page 2

6.  Revise the third paragraph's first sentence to indicate that India Globalization Capital is registering also the units and the warrants that may be distributed under this registration statement.

Use of Proceeds, page 13

7.  We note that you are contractually obligated to use 40% of the proceeds in excess of $500,000 to repay the outstanding promissory notes.  Please indicate the order of priority of the use of proceeds if substantially less than the maximum proceeds are obtained.  Please see the instruction to Item 504 of Regulation S-K.

Compensation for Executive Officers of the Company, page 50

8.  Revise the summary compensation table to include data for the fiscal year ended March 31, 2010.  See Item 11(l) of Form S-1 and Item 402(n)(1) of Regulation S-K.  You may wish to refer to Question and Answer 117.05 under Regulation S-K in our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www.sec.gov for additional guidance.

Undertakings, page II-12

9.  Based on revised disclosures in the registration statement, it appears that India Globalization Capital may be offering the securities being registered on a delayed or continuous basis under Rule 415.  If so, include the Rule 415 offering undertakings required by Item 512(a) of Regulation S-K.  Also, check the Rule 415 box on the registration statement's facing page.

Exhibits

10. We note that you intend to file by amendment exhibits 1.1, 4.5, 4.6, 4.7, and 5.1.  Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness. We note the disclosure on page 15 that the Placement Agency Agreement is to be filed with an 8-K rather than as an exhibit to this registration statement. Please advise.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc:     Stanley S. Jutkowitz, Esq.
        Seyfarth Shaw LLP
        975 F Street, N.W.
        Washington, DC 20004